SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

HUDSON TECHNOLOGIES, INC.

_____________________________________________________________________________________________

(Name of Issuer)

Common Stock, $.01 par value per share

_____________________________________________________________________________________________

(Title of Class of Securities)

444144109

_____________________________________________________________________________________________

(CUSIP Number)

Richard D. Waters, Jr.

c/o CCMP Capital Advisors, LLC

245 Park Avenue, 16th Floor

New York, New York 10167-2403

(212) 600-9663

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2007

_____________________________________________________________________________________________

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444144109	13D	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FLEMING US DISCOVERY FUND III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 444144109	13D	Page 3 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FLEMING US DISCOVERY OFFSHORE FUND III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Preliminary Note: This Amendment No. 8 to the Statement on Schedule 13D originally filed on April 9, 1999, as amended by Amendment No. 1 thereto filed on February 14, 2001, Amendment No. 2 thereto filed on June 25, 2003, Amendment No. 3 thereto filed on September 15, 2003, Amendment No. 4 thereto filed on December 12, 2003, Amendment No. 5 thereto filed on December 22, 2003, Amendment No. 6 thereto filed on March 31, 2004 and Amendment No. 7 thereto filed on July 18, 2007 (as so amended, the “Statement”) with respect to the common stock, $.01 par value per share (the “Common Stock”), of Hudson Technologies, Inc., a New York corporation (the “Issuer”), amends and restates Items 1, 4, 5 and Appendices 1, 2 and 3.

Item 1. Security and Issuer.

This Amendment No. 8 to Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive offices is 275 North Middletown Road, Pearl River, New York 10965. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 8. Responses to each item below are incorporated by reference into each other item, as applicable.

Item 4. Purpose of Transaction.

On September 25, 2007, the US Fund sold 958,362 shares of Common Stock to the Issuer and the Offshore Fund sold 153,685 shares of Common Stock to the Issuer, each at a price of approximately $1.12 per share, for an aggregate sale price of $1,245,492. In addition, on September 27, 2007, the US Fund distributed its remaining 2,684,302 shares of Common Stock to its partners on a pro rata basis and the Offshore Fund distributed its remaining 429,500 shares of Common Stock to its partners on a pro rata basis.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the US Fund holds zero shares of Common Stock (the “US Fund Common Stock”).

As of the date hereof, the Offshore Fund holds zero shares of Common Stock (the “Offshore Fund Common Stock”).

As of the date hereof, the US Fund holds common stock warrants (the “Exchange Note Warrants”) to purchase 44,296 shares of the Issuer’s Common Stock, at an exercise price equal to $.87 per share. As of the date hereof, the Offshore Fund holds Exchange Note Warrants to purchase 7,062 shares of the Issuer’s Common Stock, at an exercise price equal to $.87 per share.

As of the date hereof, the US Fund holds common stock warrants (“Convertible Note Warrants”) to purchase 26,726 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share. As of the date hereof, the Offshore Fund holds Convertible Note Warrants to purchase 4,248 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share.

As of the date hereof, the US Fund holds common stock warrants (“Additional Convertible Note Warrants”) to purchase 30,567 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share. As of the date hereof, the Offshore Fund holds Additional Convertible Note Warrants to purchase 4,894 shares of the Issuer’s Common Stock, at an exercise price equal to $1.21 per share.

The Exchange Note Warrants, the Convertible Note Warrants and the Additional Convertible Note Warrants held by the US Fund are sometimes collectively referred to herein as the “US Fund Warrants.” The Exchange Note Warrants, the Convertible Note Warrants and the Additional Convertible Note Warrants held by the Offshore Fund are sometimes collectively referred to herein as the “Offshore Fund Warrants.”

As of the date hereof, the US Fund holds fully vested and currently exercisable options to purchase 30,163 shares of Common Stock (the “US Fund Options”).

As of the date hereof, the Offshore Fund holds fully vested and currently exercisable options to purchase 4,837 shares of Common Stock (the “Offshore Fund Options”).

Because of their relationship as affiliated entities, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the US Fund and the

4

Offshore Fund may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. As the general partner of the US Fund and the Offshore Fund, Fleming Partners may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. As the general partner of Fleming Partners, Discovery may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. As the controlling member of Discovery and the sole limited partner of Fleming Partners, JPMP Capital Corp. (“JPMP Capital”) may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. JPMP Capital is a wholly-owned subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase”). Thus, as the parent of JPMP Capital, for purposes of Rule 13d-3 promulgated under the Exchange Act, JPMorgan Chase may be deemed to beneficially own the US Fund Common Stock, the Offshore Fund Common Stock, the US Fund Warrants, the Offshore Fund Warrants, the US Fund Options and the Offshore Fund Options. Each of Fleming Partners, Discovery, JPMP Capital and JPMorgan Chase disclaims any beneficial ownership of the shares of the Issuer reported as beneficially owned by the Reporting Persons, except to the extent of its pecuniary interest therein.

As of the date hereof, for purposes of Rule 13d-3 promulgated under the Exchange Act, each of the US Fund, the Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JPMorgan Chase may be deemed to beneficially own zero percent of the outstanding Common Stock.

(b) The information required by this paragraph is reflected on Lines 7 through 10 of each Reporting Person’s cover page, incorporated herein by reference.

(c) On September 25, 2007, the US Fund sold 958,362 shares of Common Stock to the Issuer and the Offshore Fund sold 153,685 shares of Common Stock to the Issuer, each at a price of approximately $1.12 per share, for an aggregate sale price of $1,245,492. In addition, on September 27, 2007, the US Fund distributed its remaining 2,684,302 shares of Common Stock to its partners on a pro rata basis and the Offshore Fund distributed its remaining 429,500 shares of Common Stock to its partners on a pro rata basis.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) On September 27, 2007, the US Fund, the Offshore Fund, Fleming Partners, Discovery, JPMP Capital and JPMorgan Chase ceased to be the beneficial owners of more than five percent of the Common Stock.

5

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2007

FLEMING US DISCOVERY FUND III, L.P.

By:	Fleming US Discovery Partners, L.P., its general partner
By:	Fleming US Discovery, LLC, its general partner

By:	/s/ Richard D. Waters, Jr.
Richard D. Waters, Jr., Manager

FLEMING US DISCOVERY OFFSHORE FUND III, L.P.

By:	Fleming US Discovery Partners, L.P., its general partner
By:	Fleming US Discovery, LLC, its general partner

By:	/s/ Richard D. Waters, Jr.
Richard D. Waters, Jr., Manager

6

Appendix 1

MANAGERS AND COMMITTEES OF FLEMING US DISCOVERY, LLC1

BOARD OF MANAGERS
Robert L. Burr[2]
Brendan C. Cameron[3]
Ana Capella Gomez-Acebo
Ryan Anderson[2]
Richard D. Waters, Jr.[2]

EXECUTIVE COMMITTEE
Robert L. Burr
Brendan C. Cameron
Ana Capella Gomez-Acebo
Ryan Anderson
Richard D. Waters, Jr.

INVESTMENT COMMITTEE
Robert L. Burr
Brendan C. Cameron
Ana Capella Gomez-Acebo
Ryan Anderson
Richard D. Waters, Jr.
______________
1	Each of the natural persons listed as a manager or committee member of Fleming US Discovery, LLC is a United States citizen, other than Ana Capella Gomez-Acebo who is a citizen of Spain.
2	Business address is 245 Park Avenue, 16th Floor, New York, New York 10167.
3	Business address is 245 Park Avenue, 3rd Floor, New York, New York 10167.

Appendix 2

JPMP CAPITAL CORP.

Executive Officers (1)

President	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	Richard Madsen*
Vice President	William T. Williams Jr*
Vice President and Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors (1)

Ina R. Drew*

John C. Wilmot*

(1)	Each of whom is a United States citizen except for Ana Capella Gomez-Acebo who is a citizen of Spain.
*	Principal occupation is employee and/or officer of JPMorgan Chase & Co.
Business address is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017.

Appendix 3

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank Bisignano*
Co-Chief Executive Officer, Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
General Counsel	Stephen M. Cutler*
Director of Human Resources	John J. Bradley*
Chief Investment Officer	Ina R. Drew*
Head, Commercial Banking	Samuel Todd Maclin*
Head, Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services	Heidi Miller*
Head, Retail Financial Services	Charles W. Scharf*
Chief Executive Officer, Card Services	Gordon A. Smith*
Global Head, Asset & Wealth Management	James E. Staley*
Co-Chief Executive Officer, Investment Bank	William T. Winters*

(1)	Each of whom is a United States citizen.
*	Principal occupation is employee or officer of JPMorgan Chase & Co.
Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Robert I. Lipp	Chairman The St. Paul Travelers Companies, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017